SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1*)

NAME OF ISSUER:  General Devices, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  369514203000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     J. Steven Emerson
     1522 Ensley Avenue
     Los Angeles, CA 90024                      (310) 553-4151

DATE OF EVENT WHICH REQUIRES FILING:    FEBRUARY 11, 2005


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   369514203000


1.       NAME OF REPORTING PERSON:   J. Steven Emerson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   USA

7.       SOLE VOTING POWER:    565,091

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:       565,091

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   565,091

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   15.71%

14.      TYPE OF REPORTING PERSON:   IN

Item 1.  SECURITY AND ISSUER.

     This Amendment No. 1 relates to the Schedule 13D filed on December 11, 2002 by J. Steven Emerson of the common stock, $.01 par value per share ("Shares") of General Devices, Inc., a Delaware corporation (the "Company" or "General Devices").

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On February 11, 2005 in a privately negotiated transaction, Mr. Emerson acquired 240,091 Shares at an aggregate purchase price of $24,009.10. The shares were purchased with personal funds.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on February 11, 2005, Mr. Emerson, beneficially owned an aggregate of 565,091 Shares, or approximately 15.71%.

     (b) Mr. Emerson has the sole power to vote and dipose of 565,091 Shares (or approximately 15.71%).

     Percentage ownership is based upon the total Shares outstanding after the private placement.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit  C -  Transactions in Shares for the past 60 days




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                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 17, 2005


                                      /s/ J. Steven Emerson
                                      --------------------------------
                                      J. Steven Emerson

                                    EXHIBIT C

                  Transactions in Shares for the Past 60 Days

Shares purchased by J. Steven Emerson

                                Number of                       Price
  Date                       Shares Purchased                 Per Share
--------                     ----------------                 ---------

 2/11/05                        240,091                         $.10